UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File Number 000-03683

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Trustmark 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Trustmark Corporation

248 E. Capitol Street

Jackson, Mississippi 39201

TRUSTMARK 401(k) PLAN

Jackson, Mississippi

Audited Financial Statements

December 31, 2007 and 2006

CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

Supplemental Schedule

Schedule of Assets (Held at End of Year)	9

Signatures	10

Exhibit Index	11

Note:  Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to Trustmark 401(k) Plan.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Plan Administrator
Trustmark 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Trustmark 401(k) Plan (the "Plan") as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The statement of net assets available for benefits of the Plan as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended, was audited by other auditors whose report, dated June 18, 2007, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2007, is presented for the purpose of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jackson, Mississippi
June 23, 2008

TRUSTMARK 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Investments, at fair value:
Money market accounts	$22,062,331	$19,628,174
Fixed income mutual funds	6,360,746	5,169,842
Common stock of Trustmark Corporation	36,405,629	47,138,446
Equity mutual funds	86,226,280	78,094,495
Total investments	151,054,986	150,030,957

Receivables:
Employer contributions	290,563	224,638
Participant contributions	236,676	242,567
Total receivables	527,239	467,205

Net assets available for benefits	$151,582,225	$150,498,162

See accompanying notes to financial statements.

TRUSTMARK 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	2007	2006
Contributions:
Employer	$5,287,076	$3,769,358
Participant	7,591,075	6,881,933
Rollover	396,373	405,404
Total contributions	13,274,524	11,056,695

Net investment income:
Net (depreciation) appreciation in fair value of investments	(12,134,644)	7,703,962
Interest and dividends	10,330,476	10,173,119
Net investment (loss) income	(1,804,168)	17,877,081

Benefits paid to participants	(10,356,527)	(11,668,218)
Administrative fees	(29,766)	(299,459)
Net increase in net assets available for benefits	1,084,063	16,966,099

Net assets available for benefits:
Beginning of year	150,498,162	133,532,063

End of year	$151,582,225	$150,498,162

See accompanying notes to financial statements.

TRUSTMARK 401(k) PLAN
December 31, 2007 and 2006

NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description

The following description of the Trustmark 401(k) Plan (the "Plan") provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the associates of Trustmark Corporation (the "Company") and certain other associated companies.  The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974.

Eligibility

Effective January 1, 2004, the Plan was amended to provide eligibility for participation in elective deferrals by employees on the first day of the month after thirty days of employment. Prior to 2004, the Plan provided eligibility for participation on the first day of the month following the completion of at least 1,000 hours of service during the twelve-month period ending on the anniversary of a person's employment commencement date.

Plan Administration

Nationwide Life Insurance Company and Nationwide Trust Company served as custodian of the Plan's assets through January 31, 2007.  Effective February 1, 2007, the Company named Federated Retirement Plan Services as custodian of the Plan's assets.  The Plan administrator and sponsor is Trustmark Corporation, parent company of Trustmark National Bank.  The Plan's trustee functions are handled by Trustmark National Bank.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Contributions

The Plan allows participants to make voluntary before-tax salary deferral contributions, through payroll deductions, to separately invested funds in accordance with Section 401(k) of the Internal Revenue Code.  If certain requirements of Internal Revenue Code Section 401(k) are not met in Plan operation, the salary deferral agreements of participants may, on a nondiscriminatory and uniform basis, be amended or revoked to preserve the qualified status of the Plan.  Voluntary after-tax contributions by participants are not allowed.

TRUSTMARK 401(k) PLAN
December 31, 2007 and 2006

NOTES TO FINANCIAL STATEMENTS

Note 1.  Continued

Participants may elect to contribute up to 75 percent of eligible compensation each period, subject to regulatory limitations.  Any excess contributions must be returned to the applicable participant by April 15 of the calendar year following the year of excess contributions.  The Plan allows for rollover contributions from individual retirement accounts, Internal Revenue Code ("IRC") Section 457(b) plans or other qualified plans.

Provisions of the Plan allow participants who were age 50 years or older by the end of the calendar year to make catch-up contributions to the Plan.  Catch-up contributions represent associate compensation deferrals in excess of certain plan limits and statutory limits, including Internal Revenue Service ("IRS") annual deferral limits.

Employer Contributions

During 2006, eligible participant contributions were matched by the employer at a rate of 100 percent of the first 3 percent and 50 percent of the next 3 percent of covered compensation. Effective January 1, 2007, the Company increased its employer matching contributions to 100 percent of the first 6 percent of covered compensation.  The employer may also make discretionary contributions.  No such contributions were made for the years ended December 31, 2007 or 2006.

Investment Options

Participants may direct the investment of their account balance among several investment options.

Vesting

Participants are immediately vested in their voluntary contributions, employer contributions made on their behalf and the investment earnings and losses thereon.

Payment of Benefits

On retirement, death, disability or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her account balance or in installments.  In addition, hardship distributions are permitted if certain criteria are met.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  However, no such action may deprive any participant or beneficiary under the Plan of any vested benefit.

TRUSTMARK 401(k) PLAN
December 31, 2007 and 2006

NOTES TO FINANCIAL STATEMENTS

Note 2.  Significant Accounting Policies

Basis of Presentation

The Plan's financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are stated at fair value.  The fair value of mutual funds and other securities traded on a national securities exchange are valued at the closing quoted market price on the last business day of the year.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Net appreciation (depreciation) in fair value of investments, as recorded in the accompanying statements of changes in net assets available for benefits, includes changes in the fair value of investments acquired, sold or held during the year.

Administrative Fees

Administrative fees are paid by the Plan.  All other fees, including professional fees, are paid by the Company.

Risks and Uncertainties

The Plan's investments include funds which invest in various types of investment securities and in various companies within various markets.  Investment securities are exposed to several risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the statements of net assets available for benefits.

TRUSTMARK 401(k) PLAN
December 31, 2007 and 2006

NOTES TO FINANCIAL STATEMENTS

Note 3.  Investments

The fair value of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, 2007 and 2006, are as follows:

	2007	2006
Investments at fair value as determined by quoted market price:
Common stock of Trustmark Corporation	$36,405,629	$47,138,446
Performance Funds Trust Mutual Funds
Large-Cap Equity Fund	8,517,797	9,188,892
Mid-Cap Equity Fund	11,003,027	10,046,878
Van Kampen Equity and Income Fund	-	8,471,983
Franklin Mutual Discovery Fund	8,801,766	8,747,983

Investments at cost, which approximates fair value:
Federated Capital Preservation Fund	14,805,319	14,506,568

During 2007 and 2006, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006
Change in investments at fair value as determined by quoted market price:
Common stock of Trustmark Corporation	$(9,697,231)	$7,238,190
Mutual funds	(2,437,413)	465,772

Net (depreciation) appreciation in fair value of investments	$(12,134,644)	$7,703,962

The Plan provides participants the opportunity to annually elect whether cash dividends paid on employer stock will be invested in shares of employer stock within the individual participant's account or be paid to the participant in cash.

Note 4.  Tax Status

The IRS has determined and informed the Company by a letter dated November 19, 2001, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

TRUSTMARK 401(k) PLAN
December 31, 2007 and 2006

NOTES TO FINANCIAL STATEMENTS

Note 5.  Related Parties

Certain Plan investments are invested in the common stock of Trustmark Corporation.  Investment transactions in employer securities qualify as party-in-interest transactions.  For the years ended December 31, 2007 and 2006, dividends of $1,285,482 and $1,297,155, respectively, were received by the Plan from the Company.

Trustmark National Bank serves as the investment advisor for the Performance Funds Trust Mutual Funds.

Note 6.  Contingencies

The Company and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business.  Some of the lawsuits assert claims related to various business activities, and some of the lawsuits allege substantial claims for damages.  The cases are being vigorously contested.  In the regular course of business, management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever management believes that such losses are probable and can be reasonably estimated.  At the present time, management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on the Company or the Plan's financial statements.

TRUSTMARK 401(k) PLAN
Plan Sponsor: Trustmark Corporation
Plan Sponsor: EIN 64-0471500
Plan Number: 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007

		(c) Description of Investment,
(b) Identity of Issue,		Including Maturity Date,
Borrower, Lessor,		Rate of Interest, Collateral,	Shares/Units	(e) Current
or Similar Party		Par, or Maturity Value	Held	Value

	Money market accounts:
	Federated	Capital Preservation Fund	1,480,532	$14,805,319
	Federated	Prime Obligations Fund	7,257,012	7,257,012
		Total money market accounts		22,062,331

	Fixed income mutual funds:
*	Performance Funds Trust	Short-Term Government Income Fund	174,193	1,722,767
*	Performance Funds Trust	Intermediate Term Government Income Fund	180,366	1,855,969
	American Funds	High Income Trust Fund	61,177	725,564
	Federated	Mortgage Institutional Services Fund	46,659	459,587
	Federated	Intermediate Corporate Bond Institutional Services Fund	16,545	166,275
	Federated	Total Return Bond Institutional Services Fund	133,699	1,430,584
		Total fixed income mutual funds		6,360,746
	Common stock:
*	Trustmark Corporation	Common Stock	1,435,553	36,405,629

	Equity mutual funds:
*	Performance Funds Trust	Mid-Cap Equity Fund	825,433	11,003,027
*	Performance Funds Trust	Large-Cap Equity Fund	809,676	8,517,797
*	Performance Funds Trust	Leader’s Equity Fund	186,262	1,853,302
*	Performance Funds Trust	Strategic Dividend Fund	23,701	278,722
	American Funds	Euro Pacific Growth Fund	31,460	1,578,034
	Davis	New York Venture Fund	27,304	1,092,423
	Federated	Kaufmann Fund	191,959	1,195,904
	Federated	Kaufmann Small Cap Fund	13,906	359,891
	Federated	MDT Balanced Fund	370,862	5,103,058
	Federated	Mid-Cap Index Fund	164,880	3,591,079
	Franklin	Balance Sheet Investment Fund	103,292	5,986,786
	Franklin	Mutual Discovery Fund	274,284	8,801,766
	Goldman Sachs	Structured Small Cap Equity Fund	262,194	3,007,367
	JP Morgan	Mid-Cap Value Fund	107,203	2,590,018
	Nationwide	Investor Destinations Aggressive Services Fund	205,648	2,235,396
	Nationwide	Investor Destinations Conservative Services Fund	45,145	465,443
	Nationwide	Investor Destinations Moderate Services Fund	316,920	3,460,767
	Nationwide	Investor Destinations Moderately Aggressive Services Fund	303,438	3,380,300
	Nationwide	Investor Destinations Moderately Conservative Services Fund	59,779	626,486
	Neuberger	Neuberger Berman Genesis Assets Advantage Fund	188,487	5,426,528
	Oppenheimer	Global Fund	49,970	3,625,798
	Oppenheimer	International Small Co Fund	89,927	2,423,542
	Van Kampen	Growth & Income Fund	76,957	1,635,352
	T. Rowe Price	Growth Stock Fund	123,874	4,137,398
	Templeton	Foreign Fund	307,516	3,850,096
		Total equity mutual funds		86,226,280

		Total Assets (Held at End of Year)		$151,054,986

*	Denotes party-in-interest based on the following relationship:
Trustmark National Bank serves as investment advisor for Performance Funds Trust; Trustmark Corporation is the parent company of Trustmark National Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRUSTMARK 401(k) PLAN
BY: TRUSTMARK CORPORATION, PLAN SPONSOR AND ADMINISTRATOR

BY:	/s/ Louis E. Greer
Louis E. Greer
Treasurer and Principal Financial Officer

DATE:	June 25, 2008

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

23	Consent of Independent Registered Public Accounting Firm